                                                                       EXHIBIT 8


                       [COOPERS & LYBRAND LETTERHEAD]





March 31, 1997


D&N Bank
400 Quincy St.
Hancock, Michigan  49930


To D&N Bank:

In accordance with your request, we provide this opinion on the ability of D&N Capital Corporation (the "Company") to qualify as a real estate investment trust ("REIT") for federal income tax purposes.

The facts as we understand them as provided in the Offering Memorandum dated February 27, 1997 are as follows:

The Company is a new corporation formed for the purpose of acquiring, holding, and managing real estate mortgage assets. The Company has been formed by D&N Bank, a federally chartered and insured savings bank (the "Bank"), in order to raise capital for regulatory purposes. D&N Bank is a wholly owned subsidiary of D&N Financial Corporation. D&N Financial Corporation's stock is widely held.

The Company is to be financed through the issuance of preferred and common securities. The Company will issue 1,000,000 shares of noncumulative exchangeable preferred stock with a par value of $25 per share. Dividends on the preferred shares are not cumulative, and if declared, are payable quarterly in arrears. The preferred shares are not redeemable prior to the anniversary date of the stocks issuance in 2002 except on the occurrence of a Tax Event.
In general, the Tax Event is triggered by the Company receiving a opinion of law that (a) the dividends paid or to be paid by the Company are not, or will not be fully deductible by the Company for United States federal income tax purposes, or (b) the Company is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges. After the Tax Event is triggered or after 2002, the preferred shares may be redeemed at the option of D&N Capital for cash at a redemption price of $25.00 per share. In addition to the Tax Event, the preferred securities are subject to an Automatic Exchange provision if a decline occurs in the performance and capital levels of the Bank or placement of the Bank into conservatorship or receivership. The Automatic Exchange provision would require holders of the Company preferred to exchange such stock for Bank preferred stock.


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D&N Bank/Page 2


Simultaneously with the offering of the Company's preferred securities, the Bank will purchase shares of common Stock for $25 million. The Company will use the aggregate proceeds of $50 million from the offering of the preferred stock and the Bank's acquisition of common stock to purchase a portfolio of mortgage loans from the Bank. The Bank will purchase additional shares of common stock for a price equal to the aggregate amount of underwriting discounts and expenses incurred by the Company in connection with its offering and formation. An estimate of the underwriting discounts, offering expenses, and formation expenses was not provided. The comparative value of the Company's preferred stock to the common stock is expected to remain constant subsequent to the initial offering.

Pursuant to the Offering Memorandum, it is understood that the Company contemplates ownership of property consisting of mortgage assets and mortgage backed securities. The mortgage assets of the Company will be comprised of approximately 90% of residential mortgage loans and approximately 10% of commercial mortgage loans. The Company expects that subsequent to the initial acquisition of mortgage assets that it will acquire additional assets in similar form and terms to the original purchase. The Company may dispose of any mortgage assets at anytime for any reason. However, the Company has not indicated an intent to securitize its mortgage assets or otherwise participate in the "trade or business" of selling mortgage assets. The Company may also acquire mortgage backed securities representing interests in or obligations backed by pools of mortgage loans. It is not currently anticipated that the Company will hold a significant amount of mortgage backed securities.

The Company's day-to-day activities will be managed by the Bank through a service agreement. In administering the Company's mortgage assets, the Bank has been given a high degree of autonomy. The Company's Board of Directors has established certain policies for the Bank including a prohibition against the purchase of (1) a commercial mortgage loan constituting more than five percent of the total book value of the mortgage assets of the Company, and (2) certain loans in default.

With respect to the income expected to be realized on an annual basis, the Company anticipates that greater than 75 percent of its gross income will be generated from interest on mortgage assets. In addition, the Company expects that at least 95% of its annual income will be derived from interests in mortgage assets, dividends, interest, or gain or loss from the sale or other disposition of capital assets. The Company further anticipates that less than 30% of its gross income will arise from the sale or other disposition of real estate assets (including interests in mortgage assets) held for less than four years and mortgage backed securities. The Company will not receive income from servicing loans.

The Company expects to pay dividends on its outstanding capital stock equal to approximately 100% of its REIT taxable income (excluding capital gains). In the event the Company has insufficient cash flow to meet the 95% distribution requirement, as provided in the Internal Revenue Code, it may find it necessary to arrange borrowings or to pay dividends in the form of taxable stock dividends.




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D&N Bank/Page 3


DISCUSSION:

The requirements for qualifying as a REIT for federal income tax purposes are four-fold. First, the entity must meet certain organizational requirements. Second, the entity must satisfy four interacting asset tests under IRC Section 856(c)(5). Third, the entity must satisfy three separate income tests each year it operates under IRC Sections 856(c)(2), (3) and (4). Finally, the entity must meet certain distribution requirements under IRC 857(a)(1).

I.  ORGANIZATIONAL REQUIREMENTS:

In order for an entity to qualify as a REIT, IRC Section 856(a) and the corresponding Regulations provide that an entity must:

     (1) be managed by one or more trustees or directors;

     (2) have transferable shares or certificates relating to beneficial ownership;

     (3) be taxable as a domestic corporation if not for the provisions of Sections 856-859;

     (4) not be an IRC Section 582(c)(2) financial institution or an insurance company;

     (5) be owned by 100 or more persons;

     (6) not be closely held;

     (7) elect to be taxed as a REIT; and

     (8) be organized as a corporation, trust, or association.

IRC Code Section 856(b) provides that the conditions described in items (1) to
(4) must be met during the entire taxable year whereas condition (5) must exist during at least 335 days of a taxable year, or during a proportionate part of a taxable year of less than 12 months. Condition (6) must be met by during the last half of the taxable year. Conditions (7) and (8) are organizational requirements for the entity. Each of the above listed factors is discussed in detail below:

1. Management: In order to qualify as a REIT, the Company must be managed by one or more trustees or directors. Reg. Sec. 1.856-1(d)(1) defines a trustee [director] as a person who holds legal title to the property of the REIT. The Regulations explain that the trustee [director] will be considered to hold legal title to the property, for purposes of the requirement, when the title is held in the trust's [corporation's] name. In the present case, the Company (i.e. the "REIT") will hold title to the mortgage assets.



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D&N Bank/Page 4


The Regulations further provide that the trustee [director] must have rights and powers that would meet the requirements of centralized management under IRC
Section 301.7701-2. An organization has centralized management if any person (or group of any persons which does not include all members) has continuing exclusive authority to make the decisions necessary to conduct the business. Reg. Sec. 301.7701-2(c)(1). In other words, the directors must not be required to obtain shareholder ratification for their day-to-day business decisions. Reg. Sec. 301.7701-2(c).

In the present case, the Bank administers the day-to-day activities of the Company through a service agreement. The Bank will be responsible for (i) monitoring the credit quality of mortgage assets held by the Company, and (ii) advising the Company with respect to the acquisition, management, financing and disposition of the Company's mortgage assets. The Bank is allowed to
subcontract its obligations to one or more of its affiliates.   In Rev. Rul.
72-254, the Commissioner held that a trustee's delegation of duties within certain perimeters to an advisory company was not a violation of the centralized management requirement. In Rev. Rul. 72-254 the trustees of a REIT entered into an agreement with an advisory company to manage the trust with respect to investments and administer the day-to-day operation of the trust, subject to the supervision of the trust. The advisory company was authorized to make investments on behalf of the trust up to a specific amount, subject to the policies and guidelines set forth in the declaration of trust. In the instant case, the Offering Memorandum provides that the Bank has been given a high degree of autonomy in managing the Company's mortgage assets. The Bank's management authority is only restricted to the purchase of (1) a commercial mortgage loan constituting more than five percent of the total book value of the mortgage assets of the Company, and (2) certain loans in default.

2. Transferable Shares: In order to qualify as a REIT the Company's beneficial ownership must be transferable. The preferred stock will be listed on the NASDAQ System and therefore will be fully transferable. The Company's common stock held by the Bank is not intended to be listed on the exchange.
The Company's Certificate of Incorporation does contain specific restrictions on the number of shares an individual stockholder may own. This restriction was established in order to prevent the termination of REIT status. PLR
9627017; PLR 9621032; PLR 8921067.   In these Private Letter Rulings, an excess
share provision within the governing instrument of a REIT, which is designed to prevent the violation of the closely held prohibition, does not result in the shares being deemed nontransferable. IRC Section 6110(j)(3) provides that PLR's may not be cited as precedent. However, PLR holdings may provide insight on how the IRS may rule in a similar instance.

3. Corporate Status: The Company must be taxable as a corporation notwithstanding the REIT provisions. This determination is made under the provisions and Regulations of Sections 7701(a)(3) and (4). Treasury Regulation 301.7701-3(c)(v)(B) provides that, "an eligible entity that files an election under section 856(c)(1) to be treated as a real estate investment trust is treated as having made an election under this section to be classified as an association." Therefore, for purposes of the recently finalized "check-the-box" regulations, an entity is deemed to be taxable as a corporation upon the election to be treated as a REIT.



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D&N Bank/Page 5


Previous regulations promulgated under IRC Sec. 7701(a)(3)( and (4) set forth the following characteristics to distinguish a corporate entity from other organizations including (i) associates, (ii) an objective to carry on a business and divide the gains, (iii) continuity of life, (iv) centralized management, (v) liability for corporate debts limited to corporate property, and (vi) free transferability of interests. The Company has many of the corporate characteristics. First, as noted above, the Company has both centralized management and free transferability of shares. Second, the Offering Memorandum provides that "the Company's principle business objective is to acquire, hold and manage mortgage assets that will generate net income for distribution to stockholders. Clearly, the intent of the Company is to generate profits and distribute such gains to its shareholders. Third, an organization has continuity of life if the death, insanity, bankruptcy, retirement, resignation, or expulsion of any member will not result in the termination of such organization. Reg. Sec. 301.7701-2(b)(1). In the present case, no provisions within the Offering Memorandum suggest that the actions or fate of any one shareholder or group of shareholders would result in the
termination of the Company.   Finally, the Offering Memorandum does not contain
any provisions that require the shareholder's to assume the debt obligations of the Company.

4. Financial Institution/Insurance Company: The Company must not be a financial institution or an insurance company in order to qualify as a REIT. IRC Section 582(c) defines a financial institution to be (i) any bank, mutual savings bank, cooperative bank, domestic building and loan, and other savings institutions chartered under Federal or State law (ii) any small business investment company, and (iii) any business development corporation. IRC
Section 581 defines a bank as a business in which a substantial part of its transactions include receiving deposits and making loans and discounts. In accordance with the Offering Memorandum, the Company is only expected to maintain a portfolio of mortgage assets. The Company is not expected to receive deposits, make loans, or to discount debt obligations.

IRC Reg. Sec. 1.801-3(a) defines an insurance company as an entity engaged in the business of issuing insurance contracts and annuity contracts. The Offering Memorandum does not provide that the Company is contemplating entering into any other activity outside of holding mortgage assets.

5. One Hundred Shareholders: The Company must have 100 shareholders for 335 days of a 12 month taxable year or a proportionally smaller number of days for a shorter year in order to qualify as a REIT. The days are not required to be
consecutive.  Reg. Sec. 1.856-1(c).   In addition, IRC Section 856(h)(2) waives
the 100 shareholder requirement in the first year an entity elects to be
treated as a REIT.   In the present case, the Company is offering its preferred securities on the NASDAQ market. Based on this type of offering, the Offering Memorandum provides that the Company will have more than 100 preferred stock shareholders. The Company should be able to rely on the fact that it meets the 100 shareholder test through ownership of the preferred stock (i.e. the sole common stock holder is the Bank). In PLR 8342016, Company A formed a subsidiary corporation, Company B, intending to qualify it as a REIT. Company A retained 100 percent of Company B's common stock and sold one share of Company B's preferred stock to each of its 125 employees. Company B was held to meet the 100 shareholder

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D&N Bank/Page 6


test. The facts in PLR 8342016 parallel the present case. At hand, the Company will have one common stockholder and over 100 preferred stockholders.

Under certain circumstances, the Company's preferred stock could be converted into Bank preferred stock. The conditions which would result in the conversion of the Company's preferred stock are not expected to arise. However, such an event could result in the termination of the Company's REIT status. This opinion does not address this issue as the Company is expected to have more than 100 shareholders as of the offering date.

6. Closely Held Provision: The Company will not qualify as a REIT if more than 50% of the value of its outstanding stock is owned, directly or indirectly, by or for not more than 5 individuals during the last half of the year. The Offering Memorandum provides that at no time will five or fewer shareholders who are individuals, private foundations, pension trusts or other relevant entities in aggregate own more than 50% of the value of the stock in either the Company or the Bank. In addition, the Offering Memorandum provides that no holder of preferred stock is permitted to own (including attributed shares) more than 9.9% of any issued and outstanding class or series of preferred stock. In this manner, no more than 9.9% of the preferred stock could be held by one individual; thus, by definition the 50% test should be met.

The Company's common stock is held 100% by the Bank. However, for purposes of applying the 50% test, each shareholder of D&N Financial Corporation counts as a beneficial owner of the Company. IRC Section 544(a)(1). D&N Financial Corporation is widely held.

The Offering Memorandum provides that the comparative value of the Company's preferred stock to the common stock is expected to remain constant subsequent to the initial offering. Under these circumstances, the relative value of the common stock to the preferred stock should not affect the Company's compliance with the closely held provision.

IRC Reg. Sec. 1.857-8 provides that a REIT is required to keep records that will disclose the actual ownership of its outstanding stock. Specifically, under Reg. Secs. 1.857-8(b) and (c) the REIT must demand written statements from the shareholders disclosing the actual ownership of the stock. These statements shall be demanded from shareholders of record based on the number of shareholders within the REIT as follows:

     (a) 2,000 Plus Shareholders: Each record holder of five percent or more of its stock.

     (b) Less than 2,000 but more than 200 Shareholders: Each record holder of one percent or more of its stock.

     (c) 200 or less Shareholders: Each record holder of one-half of one percent or more of its stock.



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D&N Bank/Page 7


The written statements must be demanded within 30 days after the close of the REIT's taxable year. Reg. Sec. 1.857-8(e). A REIT that fails to comply with the demand statement requirements shall be taxed as an ordinary corporation. Reg. Sec. 1.857-8(e).

7.   Elect REIT Status:   The Company must elect to be treated as a REIT.  IRC
Section 859 provides that in order for the Company to elect REIT status it must adopt a calendar year accounting period. The election to be treated as a REIT is made by computing taxable income as a real estate investment trust in its return for the first taxable year for which it desires the election to apply. It is presumed that the Company will adopt a calendar year period and elect to be taxed as a REIT.

8. Organized as a Corporation: Reg. Sec. 1.856-1(a) provides in part that the term REIT means a corporation that meets certain requirements. In the instant case, the Company was formed as a corporation in the State of Delaware.

II.  ASSET TESTS:

The Company must satisfy certain asset tests in order to maintain its qualification as a REIT. Pursuant to IRC Section 856(c)(5), an entity is not considered to be a REIT unless at the close of each quarter of the taxable year the following tests are satisfied:

      (A) at least 75 percent of the value of its total assets is represented by real estate assets, cash and cash items (including receivables), and Government securities; and

      (B) not more than 25 percent of the value of its total assets is represented by securities (other than those included under subparagraph (A)).

In addition, IRC Section 856(c)(5)(B) imposes the following two sub-requirements in order to satisfy the 25 percent test:

      (1) not more than 5 percent of the value of the total assets of the trust may consist of securities of any one issuer, other than the securities included under the 75% test; and

      (2) not more than 10 percent of the outstanding voting securities of any one issuer may be held, other than those securities included under the 75 percent test.

A REIT must satisfy each of the four asset tests noted above at the end of each quarter of the REIT's taxable year. IRC Section 856(c)(5)(B). Failure to satisfy any one of the four asset tests may result in disqualification of REIT
status.   However, certain mitigation provisions within the Internal Revenue
Code (Code) may prevent the disqualification of the REIT if a violation of one of the asset tests occurs. Under Rev. Rul. 72-83, the mitigation provisions can only be applied once the tests have actually been met for at least one quarter. The mitigation tests are not

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D&N Bank/Page 8


provided herein in that the purpose of this letter is only to address whether or not the Company initially qualifies as a REIT.

Pursuant to the Offering Memorandum, the Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take the necessary action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests.

1. 75 Percent Asset Test: IRC Section 856(c)(5)(A) requires that at least 75 percent of the value of the total assets of the trust must be represented by one or more of either (1) real estate assets, (2) Government securities, and
(3) cash and cash items (including receivables). For purposes of applying the 75 percent "asset" test, IRC Section 856(c)(6)(B) defines the term "real estate assets" as follows:

      The term "real estate assets" means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other real estate investment trusts which meet the requirements of this part.

Several rulings make clear that the nature of the underlying asset secured by a mortgage will determine whether a mortgage is secured by qualified "real estate assets." In Rev. Rul. 70-544, 1970-2 C.B. 6, a federally insured mortgage pool that was subsequently sold at a discount was considered to be a "real estate asset." In Rev. Rul. 77-349, 1977-2 C.B. 2, the IRS considered whether a mortgage pooling arrangement where "straight pass-through" mortgage certificates in a "pool" of residential mortgage loans were sold to building and loan associations, individuals and REITs qualified as "real estate assets." The REIT's interest was secured by private mortgage insurance. The IRS ruled that a REIT that owns mortgage certificates is considered as owning "real estate assets" within IRC Section 856(c)(5)(A). As such, it is clear that the nature of the underlying asset of a mortgage is determinative of whether such mortgage is included for purposes of determining the trust's compliance with the 75 percent asset test.

If a REIT asset constitutes an interest in a mortgage on both real and personal property, an apportionment is necessary because only the value of the portion of a mortgage secured by real property is included for purposes of the 75 percent asset test. IRC Sec. 856(c)(6)(B); Reg. Sec. 1.856-3(b), (c) and (d).

Although not specifically defined, IRC Section 856(c)(5)(A) also indicates that cash, cash items, and Government securities are also considered for purposes of determining a REIT's compliance with the 75 percent asset test.

In addition to the items identified above, IRC Section 856(c)(6)(B) states that the term "real estate assets" shall also include property attributable to "temporary investment of new capital." Section 856(c)(6)(B) provides in pertinent part:



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D&N Bank/Page 9


      any property (not otherwise a real estate asset) attributable to the temporary investment of new capital, but only if such property is stock or a debt instrument, and only for the one-year period beginning on the date the REIT receives such capital.

As stated above, the Company contemplates ownership of property consisting solely of mortgage assets and mortgage backed securities. The Offering Memorandum indicates that the Company's business objective is to acquire, hold and manage "mortgage loans" secured by first mortgages or deeds of trust on single family residential or commercial real estate properties. Further, the Offering Memorandum provides that from time to time the Company will acquire mortgage securities that qualify as "real estate assets" under IRC Section 856(c)(6)(B). Such mortgage securities will consist of interests in or obligations backed by pools of mortgage loans.

2. 25-, 5- and 10 Percent Asset Tests: For purposes of applying the 25 percent asset test, the Regulations indicate that not more than 25 percent of the value of the total assets of the trust may be represented by securities other than those described in section 856(c)(5)(A) as defined above. Thus, the 25 percent limitation is necessarily satisfied by virtue of compliance with the 75 percent asset requirement. However, the Reg. Sec. 1.856-2(d)(2) indicates that the trust must meet the 5 and 10 percent tests provided under IRC Section 856(c)(5)(B).

Pursuant to IRC Section 856(c)(5)(B), a trust may not own "securities" of any one issuer in an amount greater in value than 5 percent of the value of the total assets of the trust and not more than 10 percent of the outstanding voting securities of such issuer. Reg. Sec. 1.856-3(e) provides that the term "securities" does not include "interests in real property" or "real estate assets" such as interests in mortgages on real property.

The Offering Memorandum indicates that the Company may acquire from time to time solely securities which qualify as "real estate assets" under IRC Section 856(c)(6)(B). As indicated above, securities consisting of mortgages or interests in mortgages are specifically excluded from the term "securities" for purposes of the 5- and 10- percent asset tests.

With regard to "securities" included within the 5- and 10- percent limitations, the Offering Memorandum specifically restricts ownership by the Company of securities of any one issuer which are either (a) in an amount greater than 5 percent in value of the trust's asset; and (b) equal to or greater than 10 percent of the outstanding voting securities of the issuer.

3. Determination of "Value" for Purposes of Asset Tests: The various asset tests are based on the value of the REIT's total assets as of the close of each quarter. A revaluation of assets is not required at the end of any particular quarter unless during that period the REIT acquired assets which do not meet the 75% test (e.g. non-"real estate assets" as defined under IRC Sec. 856(c)(5)(A) above). IRC 856(c)(5). As such, the mere fluctuation in the market value of the REIT's assets does not, in itself, require the REIT to revalue the assets for purposes of determining the REIT's compliance with the asset tests. Reg. Sec. 1.856-2(d)(3).

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D&N Bank/Page 10


For purposes of valuing the REIT's assets, securities (other than REIT shares) for which market quotations are readily available must be valued at market value. Reg. Sec. 1.1856-3(a). With respect to other securities and assets, Reg. Sec. 1.856-3(a) provides that the trustees of the REIT are permitted to determine the fair market value. The regulations require that such determination by the trustee be made in good faith. Id.

Pursuant to the Offering Memorandum, the Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take the necessary action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests.

III.  INCOME TESTS:

To qualify as a REIT, the corporation must meet three separate "income" tests each year under IRC Section 856(c). The three requirements of this test, all of which must be satisfied, are:

      (1)  At least 75% of gross income (other than income from
      prohibited     transactions) must be derived from the following
      sources:

         (a)  rents from real property;

         (b) interest on obligations secured by mortgages on real property or on interests in mortgages on real property;

         (c) gain from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property other than property held primarily for sale to customers in the ordinary course of a trade or business;

         (d) dividends or other distributions on, and gain (other than gain from prohibited transactions) from the sale or other disposition of, transferable shares (or certificates of beneficial interest) in other qualifying REITs;

         (e)  abatements and refunds of taxes on real property;

         (f)  income and gain from foreclosure property;

         (g) amounts (other than amounts determined by the income or profits of another person) received as consideration for entering into commitments to make mortgage loans or to purchase or lease real property (including interests in real property and interests in mortgages on real property);

         (h) gain received from the sale or other disposition of a real estate asset which is not a prohibited transaction solely by reason of section 857(b)(6);

D&N Bank/Page 11


         (i)  and qualified temporary investment income;

      (2) At least 95 percent of gross income (excluding gross income from prohibited transactions) must be derived from the following sources:

         (a)  sources that satisfy the 75 percent income test;

         (b)  dividends;

         (c)  interest; and

         (d) capital gains on the sale or other disposition of stocks or securities;

      (3) Less than 30% of gross income must be derived from the sale or other dispositions of the following:

         (a)  any stock or securities held for less than one year;

         (b) property in a transaction which is a prohibited transaction; and

         (c) real property (including interests in real property and interests in mortgages on real property) held for less than four years other than involuntarily converted property or foreclosure property.

A REIT must satisfy the income tests on an annual basis. IRC Sec. 856(c). All of the income tests are based on gross income. However, the 75- and 95-percent income tests apply to gross income other than gross income from prohibited transactions (discussed below). IRC Sec. 856(c)(2) and (c)(3). The 30 percent income limitation applies to gross income including income from prohibited transactions. IRC Sec. 856(c)(4).

If a REIT fails to satisfy either the 75- or 95- percent income tests in any year, and such failure is due to "reasonable cause" and not willful neglect, the REIT will not lose its status as such, but instead the REIT will be subject to 100% tax on its taxable income attributable to the amount by which it failed to comply with such tests. IRC Secs. 856(c)(7) and 857(b)(5). If a REIT violates either or both 75- or 95- percent income tests other than for reasonable cause, or if it violates the 30 percent rule under any circumstances, the REIT will be disqualified and taxable as a regular corporation for the taxable year and the four succeeding years. IRC Sec. 856(g)(1), (3), and (4).

1.  75- and 95 Percent Income Tests

a.  Qualified Sources of Income :

(1) Interest : Interest is qualified income for purposes of both the 75- and 95- percent income test. IRC Sec. 856(c)(2)(B). For interest to qualify as "interest on obligations secured by mortgages on real property or on interests in real property" for purposes of the 75 percent test,

D&N Bank/Page 12


the obligation must be secured by real property having a fair market value at the time of acquisition at least equal to the principal amount of the loan. Reg. Sec. 1.856-5(c). The term "interest" includes only an amount that constitutes compensation for the use or forbearance of money. Reg. Sec. 1.856-5(a); Rev. Rul. 76-413, 1976-2 C.B. 213. For purposes of both the 75-
and 95- percent income tests, income that a REIT derives from mortgages it originates and holds as investments is "interest on obligations secured by mortgages" within the meaning of IRC Sec. 856(c)(3)(B). Rev. Rul. 65-67. 1965-1 C.B. 269. In the present case, the Company's primary source of income is from interest on its mortgage assets. No projections or facts were made available that provided the specific amount of income that the Company would recognize from the mortgage assets.

(2) Interest From Hypothecation Loans : Interest received on a hypothecation loan is qualifying interest for purposes of the 75 percent income test as long as the security for such loan consists of a first mortgage which is secured by real property. Rev. Rul. 80-280, 1980-2 C.B. 207. In the present case, the Offering Memorandum indicates that the Company's business objective is to acquire, hold and manage "mortgage loans" which are secured by first mortgages or deeds of trust on single family residential or commercial real estate properties.

(3) Loans Purchased at Market Discount : Income from loans secured by mortgages on real property purchased for an amount less than the face amount of the loan ("market discount") qualify for purposes of the 75- and 95- percent income tests. The difference between the face amount and the purchase price of the loan is treated as a gain from the "disposition" of interests in mortgages on real property as provided in IRC Secs. 1276 through 1278. As such, income related to the disposition of mortgage assets will be qualified income for purposes of the 75- and 95- percent income tests provided that the mortgage assets are not property held in the ordinary course of the taxpayer's trade or business and such notes are secured by real property. PLR 7412260550A; PLR 8202005; GCM 32491. In the present case, the Company is expected to purchase $50 million of mortgage assets from the Bank. This acquisition of debt may produce market discount providing that the amount paid is less than the face value of such debt.

(4) Penalties and Prepayments on Loans : A REIT can provide for penalties on the prepayment of all or a portion of a loan balance, loan assumption fees and late payment charges. The IRS has ruled, in a non-REIT context, that penalties received on prepayments of loans constitute interest. Rev. Rul 57-198, 1957-1 C.B. 94; Rev. Rul. 73-141, 1973-1 C.B. 331. The IRS has issued favorable Private Letter Rulings to REITs in this regard. PLR 8640018; PLR 8545039. In the instant case, the Company may receive income from prepayment penalties on the mortgage assets it will hold.

(5) Interest on Loans Secured by Personal Property : Interest received from loans secured by personal property is excluded for purposes of the 75 percent income test. Reg. Sec. 1.856-5(c). Interest from mortgages secured by both real and personal property must be apportioned for purposes of satisfying the 75- and 95 percent income tests. Id. In the case of a construction loan, the portion of interest related to a mortgage secured by personal property must also be apportioned. Reg. Sec. 1.856-5(c)(2).

D&N Bank/Page 13


b. Other Income : In addition to the types of income discussed above, two other kinds of income qualify for either the 75- or 95- percent income tests including:

(1) Deed In Lieu of Foreclosure : If a REIT acquires property through a deed in lieu of foreclosure and the fair market value of property exceeds the REIT's basis in the mortgage note, the REIT realizes gain in the amount of the excess. Rev. Rul. 80-56, 1980-1 C.B. 154. Similarly, if the REIT purchases property at a foreclosure sale for less than its fair market value and if the REIT's basis in its mortgage note is also less than the property's fair market value, the REIT realizes ordinary income to the extent that the property's fair market value exceeds the purchase price. Rev. Rul. 80-57, 1980-1 C.B. 157. In both cases, the gain is qualified income for purposes of the 75- and 95- percent tests.

(2) Commitment Fees : Commitment fees are qualifying income for purposes of the 75- and 95- percent income tests. The Offering Memorandum does not contemplate that the Company will receive commitment fees.

2.  30 Percent Income Test

IRC Section 856(c)(4) requires that a REIT satisfy a 30 percent income limitation on an annual basis. Section 856(c)(4) requires that less than 30 percent of a REIT's gross income for the taxable year must be derived from the sale or other dispositions of (i) any stock or securities held for less than one year; (ii) property in a transaction which is a prohibited transaction; and
(iii) real property (including interests in real property and interests in mortgages on real property) held for less than four years other than involuntarily converted property or foreclosure property. The term "prohibited transaction" is defined below.

The Offering Memorandum contemplates that the Company will own mortgage assets and from time to time interests in mortgage backed securities. The Company has not indicated an intent to securitize its mortgage assets or otherwise participate in the "trade or business" of selling mortgage assets. However, in the event of a sale or disposition of mortgage assets or mortgage backed securities by the Company, any income derived from such sale will be considered for purposes of determining the Company's compliance with the 30 percent income limitation.

3. Prohibited Transactions: A "prohibited transaction" is any sale of dealer property that is not foreclosure property. IRC Sec. 857(b)(6); See also, IRC Sec. 1221(1). Transactions which constitute "prohibited transactions" do not necessarily terminate REIT status. However, "prohibited transactions" are taken into consideration for purposes of determining whether the Company satisfies the 30 percent income limitation.

(a)  Sale or Disposition in the Ordinary Course of Taxpayer's Trade or
Business: Real estate loans that are originated or acquired by a REIT for the purpose of being packaged for sale may constitute "prohibited transactions" for purposes of determining the Company's compliance with the 30 percent income test. In Rev. Rul. 74-554, 1974-2 C.B. 199, a REIT that sold several mortgages to two unrelated mortgage brokers in two separate transactions within one taxable

D&N Bank/Page 14


year as part of a single plan to reduce the REIT's long term investments was deemed to have held the mortgages primarily for sale to customers in the ordinary course of its trade or business.

(b) Sale of Mortgage in an Isolated Transaction: In Rev. Rul. 76-356, 1976-2 C.B. 213, a REIT that sold mortgage loans in a single, isolated transaction to balance its loan portfolio was deemed not to have held the mortgages primarily for sale to customers in the ordinary course of its business. Accordingly, such sales qualified for the 75 percent income test. Id.

(c) Sale of Mortgage to Protect Investment: In Rev. Rul. 76-327, 1976-2 C.B. 212, a REIT, which financed construction of a townhouse development, subsequently made mortgage loans to purchasers after the developer could not arrange financing and then sold the mortgage loans to investors at no profit or premium in order to protect its investment. The Service ruled that the REIT in this instance was not a dealer.

(d) Foreclosure Property : "Foreclosure property" is property that a REIT acquires through foreclosure or an action similar to foreclosure, such as deed in lieu of foreclosure. When a REIT earns income from involuntarily acquired foreclosure property, it runs the risk of receiving "trade or business" income that could cause it to fail the income tests and possibly forfeit its REIT status. However, the REIT may make an election that allows for a grace period following the acquisition of property by foreclosure that provides time to convert potentially disqualifying income into qualifying income without consequence to REIT status. IRC Sec. 856(e)(5). During this grace period, income from foreclosure property is taxed at the REIT level at the maximum corporate income tax rate. IRC Sec. 857(b)(4).

Although Company's business strategy may not intend for the trust to engage in rental real estate activities, it may nevertheless become the lessor of real property upon a mortgage default. Due to the limitations imposed under the Code on the activities of a REIT in connection with rental real estate, ownership of real estate upon foreclosure may create nonqualifying income issues.

(e) Safe Harbor Provisions: IRC Section 857(b)(6)(C) identifies certain safe harbor provisions which permits a REIT to avoid entering into prohibited transactions. Pursuant to these safe harbor rules, a sale of property which is a "real estate asset" (including interests in mortgages secured by real property as defined above), does not constitute a "prohibited transaction" if:

      (i)  the trust has held the property for not less than four years;

      (ii) aggregate expenditures made by the trust, or any partner of the trust during the four years prior to the date of sale which are included in the basis of the property do not exceed 30 percent of the net selling price of the property;

      (iii) (I) during the taxable year the trust does not make more than 7 sales of property (other than foreclosure property) or (II) the aggregate adjusted bases of all such property does not exceed 10 percent of the aggregate bases of all of the assets of the trust as of the beginning of the year;

D&N Bank/Page 15


      (iv) in the case of property, which consists of land or improvements, not acquired through foreclosure (or deed in lieu of foreclosure) or lease termination, the trust has held the property for not less than four years for production of rental income, and

      (v) if the requirement of clause (iii) (I) is not satisfied, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor . . . from whom the trust itself does not derive or receive any income.

Sales or dispositions of "real estate assets" which do not satisfy the safe harbor provisions may be considered for purposes of determining the Company's compliance with the 30 percent income limitation.

IV.  DISTRIBUTION REQUIREMENTS

In order to qualify as a REIT, the Company must satisfy certain distribution requirements set forth in IRC Sec. 857(a)(1). Pursuant to Section 857(a)(1), the REIT must distribute an amount equal to the following:

      (A)  The sum of:

         (i) 95% of the REIT's tax income computed without regard to distributions and excluding net capital gain, and

         (ii) 95% of the excess of net income from foreclosure property over the tax on such income, minus

      (B)  any excess "noncash income" as determined under IRC Sec.
      857(e).

As a general rule, only dividends actually paid during a taxable year are taken into account for purposes of satisfying the distribution requirements. IRC Sec. 858(a) provides certain statutory exceptions which treat dividends paid in one year as paid in the prior year for purposes of the distribution requirements and for purposes of calculating REITTI.

For purposes of the distribution requirements, the term "real estate investment trust taxable income" (REITTI") is defined as taxable income computed according to the normal corporate rules with specific adjustments as set forth in IRC Sec. 857(b)(2)(A) through (F).

The Offering Memorandum contemplates a plan to distribute an aggregate amount of dividends with respect to the Company's outstanding shares of capital stock equal to 100 percent of the Company's REITTI excluding capital gains.

D&N Bank/Page 16


CONCLUSION

The Company should qualify as a REIT under the organizational provisions of IRC Section 856(a). This conclusion is based upon the Company:

Organizational Requirements:

      (1) retaining centralized management through its board of directors by maintaining sufficient control over the Bank as its advisor;

      (2) maintaining the free transferability of the preferred stock and common stock;

      (3) continuing to be taxable as a corporation notwithstanding the REIT provisions pursuant to the check-the box entity classification regulations and the fact that the Company possesses a majority of the corporate characteristics as defined under former
          Reg. Sec. 301.7701-2(a)(2) including (i) the objective of carrying on a trade or business, (ii) continuity of life, (iii) centralized management, (iv) liability for corporate debts limited to corporate property, and (v) free transferability of interest;

      (4) not being deemed a financial institution as long as it does not receive deposits, make loans, or discount debt obligations nor should the Company be deemed an insurance company as long as it does not issue insurance or annuity contracts;

      (5) continuing to have more than 100 preferred shareholders through its public offering and the IRS will remain consistent with its holding in PLR 8342016 that each class of stock need not have 100 shareholders;

      (6) insuring that it will never allow more than 50% of the value of its outstanding stock to be owned, directly or indirectly, by or for not more than 5 individuals during the last half of the year.

      (7) elects to be treated as a REIT; and

      (8) was organized as a corporation.


Asset Test:

The Company should qualify as a REIT under the asset test of IRC Section 856(c)(5). This conclusion is based upon the Company:

D&N Bank/Page 17


      (1) maintaining an asset base which includes at least 75% of property which consists of solely of mortgage assets, mortgage backed securities or other property which qualifies as "real estate assets" for purpose of IRC Sec. 856(c)(5)(A) or (c)(6)(B); and

      (2) not owning "securities" of any one issuer in an amount greater in value than 5 percent of the value of the total assets of the trust and not more than 10 percent of the outstanding voting securities of such issuer.


Income Test:

The income test under IRC Section 856(c) should be met by the Company as long as it:

      (1) continues to derive at least 75 percent of its gross income (excluding income from prohibited transactions) from mortgage assets and mortgage backed securities;

      (2) continues to derive at least 95 percent of its gross income (excluding income from prohibited transactions) from sources that satisfy the 75 percent income test; dividends; interest; and capital gains on the sale or other disposition of stocks or securities;

      (3) continues to realize less than 30 percent of its gross income from the sale or other dispositions of (i) any stock or securities held for less than one year; (ii) property in a transaction which is a prohibited transaction; and (iii) real property (including interests in real property and interests in mortgages on real property) held for less than four years other than involuntarily converted property or foreclosure property.


Distribution Test

The distribution test under IRC Section 857(a)(1) should be met by the Company as long as it:

      (1) distributes an aggregate amount of dividends with respect to the Company's outstanding shares of capital stock equal to (i) 95 percent of the Company's REITTI excluding capital gains, (ii) 95 percent of the excess income from foreclosure property over the tax imposed on such income, minus (iii) any excess noncash income.

The conclusions in this letter are based upon a review of the facts as of February 27, 1997 and upon pertinent statutory, legislative and other relevant tax authority as of such date. To confirm these conclusions with respect to the actual transaction it will be necessary to review the final transaction documents, other factual data as may be relevant and the tax authority as of the date

D&N Bank/Page 18


of implementation. It must be emphasized that all tax authority is subject to modification at any time by legislation, judicial and/or administrative action. Any such change in law could be applied retroactively. Further, it is possible that the Internal Revenue Service may disagree with these conclusions and argue toward a different, more adverse result.

Very truly yours,



Coopers & Lybrand, LLP
BAK